SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:  Cigna Corporation

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESSES OF PERSONS RELYING ON EXEMPTION:  5011 Esmond Ave., Richmond, CA 94805

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cigna, Inc.

Vote YES: Item #5–Gender Pay Gap Report

Annual Meeting April 27, 2022

Contact: Michael Passoff, CEO, Proxy Impact michael@proxyimpact.com

THE PROPOSAL’S RESOLVED CLAUSE

Shareholders request that CIGNA publish annually, quantitative data assessing CIGNA's gender pay gap, at reasonable expense and excluding proprietary information. A report adequate for investors to assess company strategy and performance, including relative opportunities for women to attain higher paying positions in the company, would include the percentage mean and median pay gap between all male and female employees, across race and ethnicity where appropriate, and would include base, bonus and equity compensation, and pay quartiles.

SUMMARY

•	The world’s largest corporations are under intense pressure to close their gender and racial pay gaps in response to investor pressure, the social trends toward equality and inclusiveness, and increasing public policy and regulation.
•	Pay transparency has been shown to narrow pay gaps and improve the diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.
•	Pay gap disclosure consists of providing data on equal pay and equal opportunity.
•	Cigna’s employee survey and data from the Cigna UK Gender Pay Gap Report show existing concerns and discrepancies regarding gender pay gaps and equal opportunities for advancement.
•	Cigna has failed to meet industry best practices or shareholder expectations on gender pay gap disclosure.
•	Cigna has made no attempt to provide the quantitative data as requested in the resolved clause. Instead, it provides qualitative assurances and asserts that a list of company policies and goals is sufficient information.
•	In 2022, similar pay gap resolutions were withdrawn at Target, Best Buy, Chipotle and Home Depot when the companies agreed to provide unadjusted mean and median pay gap data.
•	Currently 12 companies have agreed to provide shareholders with the requested information. These include: Pfizer, Mastercard, Bank of New York Mellon, Starbucks, Adobe, American Express, Citigroup, Wyndham Hotels and Resorts, Chipotle, Home Depot, Target and Best Buy.

BACKGROUND

This is the fourth consecutive gender pay gap resolution at Cigna. Our first resolution in 2019 asked the company to report on its gender pay gap. The resolution received 35.6% of the vote. The Board responded by producing a Pay Equity Commitment Statement that said, “we found no material difference in our pay data as related to gender or race.” Notably - the company did not disclose the data on which it based this statement.

That lack of detail led us to refile the resolution in 2020 and 2021, but this time we asked specifically for “the percentage mean and median pay gap between all male and female employees, across race and ethnicity including base, bonus and equity compensation.” Shareholders wanted quantitative data and not qualitative assurances. The company provided limited adjusted pay data, but would not provide median pay gap data.

Pay gaps are literally defined as the median pay of women compared to men, and the median of minorities compared to non-minorities. Unadjusted median pay gap data assess how jobs are distributed by race and gender, and which groups hold higher-paying versus low-paying jobs. It gives a complete picture of the positions held by and salaries paid to people of different races and genders across the company.

In contrast, adjusted pay is a statistical assessment that tells what women and minorities are paid in comparison to white men and men in similar positions. Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States. U.S. companies prefer to report on “pay gaps” using only adjusted data as it allows them to cherry pick data that often results in smaller gaps.

In 2022, our pay gap resolutions at Target and Best Buy, and similar resolutions at Home Depot and Chipotle, filed by Arjuna Capital, were all withdrawn when the companies agreed to annually report unadjusted gender and racial median pay gaps, including salary, bonus and equity, for all U.S. employees. Two pay gap resolutions have gone to a vote: the resolution at Walt Disney received 60% support while the resolution at Apple earned 35% support. A late December 2021 vote at Microsoft received a 40% vote. Cigna has been the least communicative of the eight companies we have engaged on this issue.

ANALYSIS

1.	Best practice pay gap reporting consists of two parts: equal pay for equal work (adjusted pay) and equal opportunity (unadjusted median pay).

Equal Pay for Equal Work (adjusted pay data)

•	Adjusted pay gaps are a statistical assessment of hourly pay between women/men, minorities/non-minorities, performing similar roles.
•	It tells us what women and minorities are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.

Equal Opportunity (unadjusted median pay data)

•	Unadjusted median pay is an imperative part of pay equity disclosure, as it is considered the valid way of measuring gender pay inequity by the United States Census Bureau, U.S. Department of Labor, the Organization for Economic Cooperation and Development, and the International Labor Organization.
•	Unadjusted median pay is the measurement most commonly used for published statistics such as ‘U.S. women earn 83 cents on the dollar versus men on this basis,’ and ‘Black workers in the U.S. earn 64 cents on the dollar versus white workers.’

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2.	Gender pay gap reporting as a means to improve corporate gender diversity

Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

•	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap.[1]
•	Citigroup was the first U.S. company to publish its global gender and U.S. minority pay gap in January 2019. It has since shrunk those gaps 3 and 1 points respectively.
•	McKinsey reports that top quartile gender diverse companies are 25% more likely to financially outperform their peers, and top quartile racially diverse companies are 36% more likely to
•	financially outperform their peers.[2]
•	Credit Suisse analyzed executive teams of over 3,000 companies comprising 30,000 executive positions from 56 different countries and found “that a material correlation exists between companies with a higher participation of women in decision-making roles and their stock market and corporate performance.”[3]
•	The International Monetary Fund assessed 2 million firms across 34 countries and found that having a higher number of women in senior positions contributed to a significantly higher Return on Assets (ROA).[4]

Growing international recognition and legislation

•	The United Kingdom, Ireland, Canada and Belgium all require gender pay gap reporting. Pending legislation in the European Union will require pay transparency measures and gender pay gap reporting.
•	Two bills were introduced in June 2021 to the U.S. House of Representatives. One would require federal financial regulatory agencies to conduct internal pay equity audits every two years. The other bill would require issuers filing to the SEC to conduct and publicly disclose gender and racial pay equity audits every two years.[5]
•	Many states have introduced and strengthened pay equity legislation, including California, New York, Nevada, Maryland, and Illinois.[6] California is setting the standard with a pay equity bill that would require businesses to publicly file pay data reports that would include median and mean hourly rates separated by race, ethnicity, and sex within each job category.[7]

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1 https://hbr.org/2019/01/research-gender-pay-gaps-shrink-when-companies-are-required-to-disclose-them

2 https://www.mckinsey.com/~/media/mckinsey/featured insights/diversity and inclusion/diversity wins how inclusion matters/diversity-wins-how-inclusion-mattersvf.pdf?shouldIndex=false

3 https://www.credit-suisse.com/about-us-news/en/articles/news-and-expertise/cs-gender-3000-report-2019-201910.html

4 https://www.imf.org/en/Publications/WP/Issues/2016/12/31/Gender-Diversity-in-Senior-Positions-and-Firm-Performance-Evidence-from-Europe-43771

5 https://financialservices.house.gov/uploadedfiles/hhrg-117-ba13-20210429-sd002.pdf

6 https://www.seyfarth.com/dir_docs/publications/PayEquityBrochure.pdf

7 https://leginfo.legislature.ca.gov/faces/billVersionsCompareClient.xhtml?bill_id=202120220SB1162

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Cigna’s Opposition Statement

Pay Policies

•	Cigna states that “We are committed to equitable pay and undertake a number of initiatives to ensure our employees are paid equitably.” The company lists a number of practices it takes to ensure fair pay. We commend the company for the pay policies it has set, but a list of policies provides no information on the impact of the policies without also providing quantitative data on a potential gender pay gap (as requested in the Proposal).
•	The only pay data that Cigna provides is “Our most recent pay equity analysis, conducted in 2022, showed that in the United States, female employees at Cigna earn 99. cents for every dollar earned by similarly situated male employees, and employees from underrepresented groups (which includes Black/African American, Hispanic or Latinx, Asian, Pacific Islander, American Indian/Alaskan, and employees who identified as two races or more) earn 99. cents for every dollar earned by similarly situated white employees.”
o	Assertions of 99% equal pay are often based on adjusted data that omits key employee groups such as C-suite employees where the highest level of gender and racial pay gaps occur. This is particularly relevant because Cigna CEO David Cordani is listed as one of the most overpaid U.S. CEOs.[8]
o	Cigna provides no details on how the data was adjusted. Cigna also fails to provide any information on unadjusted median pay data as requested in the Proposal.
•	UK companies are required to annually report on gender pay and include the following:
o	The average (mean) gender pay gap using hourly pay;
o	The average (median) unadjusted pay gap using hourly pay;
o	The percentage of men and women in each hourly pay quarter.
•	In 2021, Cigna UK reported a 29% mean and 35% median gender pay gap.[9] It also reported a 57% mean and 41% median gender bonus gap in 2021, showing a gap increase from 54% and 31% in 2019.
•	Cigna UK gender pay results call into question the pay gap reported by Cigna U.S.

Diversity programs

•	The majority of the opposition statement lists the company’s diversity programs and practices. We fully support the company’s diversity actions. Where we differ with the company is its contention that these programs, along with its very limited pay disclosure, ensures equal pay and equal opportunity. We do not believe that to be the case.
•	Evidence of this comes from Cigna employees themselves. Cigna’s new 2021 Diversity and Inclusion Scorecard[10] includes an employee engagement survey wherein employees comment on “how DEI is experienced at Cigna.”

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8 https://www.asyousow.org/reports/the-100-most-overpaid-ceos-2022 page 16.

9 https://www.cigna.co.uk/assets/docs/news-room/2021-cigna-uk-gender-pay-report.pdf

10 https://www.cigna.com/static/www-cigna-com/docs/about-cigna/corporate-responsibility/diversity-and-inclusion/2021-cigna-diversity-equity-and-inclusion-scorecard-report.pdf page 5

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•	Employees gave Cigna its highest mark for valuing and promoting diversity (85%), yet the lowest score for any category was for “promotions and succession are handled fairly and openly” (56%). Clearly there is a disconnect between Cigna’s aspirations and current practices.

While there are many ways to shrink gender/racial pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the unadjusted median pay gap data.

CONCLUSION

Cigna has failed to meet the resolution request for quantitative gender pay gap data and has failed to meet industry best practices expectations on gender and racial pay gap disclosure.

In particular, unadjusted median pay gap data would help shed light on equal opportunity for employees – an area that Cigna employees consider a company weakness and which belies Cigna’s assertion that simply having diversity programs is sufficient to ensure equal pay and equal opportunity.

Cigna’s Opposition Statement has provided shareholders with a list of its pay equity and diversity goals and policies, but it does not provide data that would allow shareholders to assess its overall pay gap, or the year over year effectiveness of these policies. While diversity programs and statistically adjusted pay audits represent progress, that is not a stand in for pay gap disclosure. The definition is clear – pay gap disclosure consists of adjusted and unadjusted median pay data. The Board’s repeated refusals to provide this data leaves shareholders with insufficient information to assess both the degree that there is equal pay and equal opportunity at Cigna and the trends and effectiveness of company policies.

The lack of data provided by the Board, and the significantly different presentations of the company’s pay gaps in its Opposition Statement and the Cigna UK gender pay report gives cause for concern about Cigna U.S.’s opacity on pay gaps. It begs the question – why aren’t U.S. investors given the transparent pay gap disclosures UK investors are afforded, especially when the act of disclosure has been shown to improve performance? Investors seek similar quantitative, comparable data to understand the effectiveness of Cigna U.S. pay gap policies.

For all the reasons provided above, we urge you to vote FOR Proposal #5: Gender Pay Gap Report.

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filer. Proxy cards will not be accepted by the filer. Please do not send your proxy to the filer. To vote your proxy, please follow the instructions on your proxy card.

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